Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230766

PROSPECTUS

10,249,240 Shares

CISION LTD.

Ordinary Shares

The selling shareholders may offer and sell and distribute from time to time 10,249,240 ordinary shares, par value $0.0001 per share. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We are paying certain costs and expenses of the offerings covered by this prospectus. The selling shareholders are responsible for all discounts and selling commissions related to the offer and sale of their ordinary shares.

The selling shareholders may sell their shares, from time to time, in one or more offerings, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may sell shares in a manner including, but not limited to, regular brokerage transactions, in transactions directly with market makers or investors, in privately negotiated transactions or through agents or brokers they may select from time to time. See “Plan of Distribution” for more information on the methods of sale that may be used by the selling shareholders.

Our registration of the ordinary shares covered by this prospectus does not mean that the selling shareholders will offer or sell any ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “CISN.” On April 15, 2019, the last sale of our ordinary shares as reported on the New York Stock Exchange was $12.54 per share.

Investing in our ordinary shares involves risks that are described in the section entitled “Risk Factors” beginning on page 6 of this prospectus, in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2018 (which document is incorporated by reference herein), any documents we file with the SEC that are incorporated by reference in this prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 16, 2019.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, the selling shareholders named in this prospectus may sell, from time to time, up to 10,249,240 of our ordinary shares through any means described in the section entitled “Plan of Distribution.”

This prospectus provides you with a general description of the securities the selling shareholders may offer. To the extent required by the Securities Act, we will provide a prospectus supplement that will contain specific information about the terms of each offering of securities made by the selling shareholders. For a more complete understanding of the offering of the securities, you should refer to this prospectus, including its exhibits. Any prospectus supplement may also add, update or change information contained in this prospectus. If the information varies between this prospectus and any accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Incorporation By Reference.”

No person has been authorized to provide you with different information from the information contained or incorporated by reference in this prospectus and in any prospectus supplement that we may provide you. You should not assume that the information contained in this prospectus, any prospectus supplement or any document incorporated by reference herein or therein is accurate as of any date, other than the date mentioned on the cover page of these documents even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

This prospectus is not an offer to sell or solicitation of an offer to buy these ordinary shares in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Cision” refer to Cision Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Some of the information included or incorporated by reference in this prospectus constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, such as statements about our future financial performance, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “goal,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” “approximately,” “shall” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our estimates of the size of the markets for our products and services;

•	the rate and degree of market acceptance of our products and services;

•	the success of other technologies that compete with our products and services or that may become available in the future;

•	the efficacy of our sales and marketing efforts;

•	our ability to effectively scale and adapt our technology;

•	our ability to identify and integrate acquisitions and technologies into our platform;

•	our plans to continue to expand internationally;

•	the performance and security of our services;

•	our ability to maintain the listing of our securities on a national securities exchange;

•	potential litigation involving Cision;

•	our ability to retain and attract qualified employees and key personnel;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	general economic conditions; and

•	the result of future financing efforts.

We caution you that the foregoing list may not contain all of the forward-looking statements included or incorporated by reference in this prospectus.

The forward-looking statements included or incorporated by reference in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. You should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We cannot assure you that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions, including the risk factors beginning on page 6 of this prospectus, that may cause our actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus or the date the statement was first made, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Forward-looking statements speak only as of the date they were made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including the information incorporated by reference herein, any related prospectus supplement, along with the financial statements and the related notes incorporated by reference in this prospectus and the information set forth under the headings “Risk Factors.” Unless the context requires otherwise, the words “Cision,” “we,” “company,” “us” and “our” refer to Cision Ltd. and its subsidiaries.

Overview

Cision is a leading global provider of PR software, media distribution, media intelligence and related professional services as measured by revenue estimates from Burton-Taylor International Consulting LLC. Public relations and communications professionals use our products and services to help manage, execute and measure their strategic PR and communications programs. We believe that Cision is an industry-standard SaaS solution for PR and marketing professionals and is deeply embedded in industry workflow.

We deliver a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, Cision Communications CloudTM (“C3”), a cloud-based platform that integrates each of our point solutions into a single unified interface, arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence.

We have undergone a strategic transformation since GTCR’s initial investment in 2014, evolving into a PR and marketing software leader through a series of complementary acquisitions. The acquisitions by our predecessor company of Cision and Vocus, Inc. (“Vocus”) in 2014 and their subsequent merger established the foundation of the core media database, monitoring and analysis business. Over the 12 months following this initial merger, we acquired Discovery Group Holdings Ltd. (“Gorkana”) to expand our global footprint and also completed acquisitions of Visible, Inc. (“Visible”) and Viralheat, Inc. (“Viralheat”) to enhance our social media functionality. The subsequent acquisition of PRN Group (“PR Newswire”) in 2016 added the depth and breadth of a global distribution network and making, we believe, Cision the only vendor with a comprehensive global solution for PR professionals. Following these acquisitions, in October 2016 we introduced our C3 platform. In the first quarter of 2017, we acquired Bulletin Intelligence, LLC, Bulletin News Network, LLC and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”) to expand our capability to provide expert-curated executive briefings for the Executive Office of the President and corporate C-Suite executives. In the second quarter of 2017, we acquired L’Argus de la Presse (“Argus”), a Paris-based provider of media monitoring services, to expand our media monitoring solutions and enhance its access to French media content. We acquired CEDROM-SNi Inc. (“CEDROM”) in December 2017 and PRIME Research Group (“Prime”) in January 2018 in order to further expand upon our media measurement and analysis services and improve our digital media monitoring solutions.

In January of 2019, we completed our acquisitions of Falcon.io (“Falcon”) and TrendKite Inc. (“TrendKite”). We believe that Falcon will further enhance our social media management and analysis capabilities that we anticipate will be integral to the future of earned media management. We believe that TrendKite will further solidify our position as a leading global provider of public relations software, media distribution, media intelligence and related professional services. Also in January of 2019, we divested our email marketing assets. The sale of the assets resulted from a detailed review of our long-term business strategy and desire to focus on C3.

We provide our comprehensive solution principally through subscription contracts, which are generally one year or longer, with different tiers of pricing depending on the level of functionality and customer support required. Our SaaS delivery model provides a stable recurring revenue base. In 2018, we generated $730.4 million of revenue, of which approximately 85% was generated by customers purchasing services on a subscription or recurring basis. We consider services recurring if customers routinely purchase these services from us pursuant to a negotiated “rate card” or similar arrangements, even if we do not have subscription agreements with them. As of December 31, 2018, we had more than 75,000 customers, of which the top 25 only accounted for approximately 6.8% of 2018 revenues, on a pro forma basis assuming a full year of Prime acquisition revenues.

Competitive Strengths

Our competitive strengths include:

Comprehensive and Fully Integrated Cloud-Based Platform

C3 offers the communications professional a “one-stop shop” for virtually all the tools they need to conceive, execute, monitor and analyze an earned media campaign. We believe that offering a comprehensive cloud-based platform with multiple integrated functionalities is what communications professionals require and prefer over the alternative of using several individual point solutions that are not interconnected, lack consistency and require interactions with and payments to several external software providers. The effectiveness and appeal of integrated platforms over point solutions has been demonstrated in the broader marketing realm with the creation and growth of cloud-based platforms such as the Adobe Marketing Cloud, the Oracle Marketing Cloud and the Salesforce Marketing Cloud.

An Industry Standard for PR Professionals

We believe our PR software is known as a go-to global SaaS platform for communications professionals and is deeply embedded in industry workflow. For individuals working in the PR sector, fluency with our platform is viewed by many as a key skill.

Global Product Reach

Our offering has wide geographic reach within all our vertical markets. We believe that being able to deal with only one provider to deliver earned media solutions across the globe is a key differentiator that provides value to clients, in particular large multi-national corporations that manage PR and communications efforts globally.

Proprietary Content and Solutions

Our platform incorporates the largest media database and largest distribution network in the world, as measured by revenue estimates from Burton-Taylor International Consulting LLC. With our proprietary database of approximately 1.6 million contacts for journalists, bloggers and social influencers, including contact information, in-depth profiles, preferences and detailed pitching tips, clients can build smarter media lists to connect with the appropriate influencers and build meaningful relationships. Through our distribution network, customers can conduct both wide-reaching and targeted campaigns across traditional and digital media in more than 170 countries in over 40 languages.

Ease of Use and Workflow Capabilities

Our products are designed with easy-to-use functionality, built-in workflow capabilities, a high degree of flexibility in outputs and a sleek and intuitive user interface to help the communications professional execute their work in the best way possible.

Experienced Management Team with a Proven Track Record

We have a strong, highly experienced management team. CEO Kevin Akeroyd has more than 25 years of experience reshaping modern digital, social and mobile marketing. In his previous role, he was an integral member of the team that built the marketing cloud business unit at Oracle from a nascent stage into one of the largest marketing and advertising technology providers in the industry. Our CFO, Jack Pearlstein, has 20 years of financial, operational and strategic planning experience with technology companies.

Growth Strategy

We intend to continue to drive growth and enhance our market position through the following key strategies:

Acquire New Customers

We believe there is still a substantial opportunity to increase market penetration globally by selling our platform advantage. Most vendors in the market offer point solutions that address one or two functions in a PR campaign, resulting in the need for multiple vendors. We believe chief marketing officers prefer integrated platforms over individual solutions. C3 provides the market with a comprehensive platform that integrates all the core capabilities needed for a PR software campaign, establishing us as a reference platform for the PR software market.

Continue to Develop Innovative Products and Features

We understand the importance of offering an easy-to-use product with extensive features that meet and exceed our customers’ needs. Our product team is constantly working to introduce new features that augment our existing platform. We continue to drive customers down an overall solutions path, so they can use C3 as their communications technology platform, Cision Impact as their analytics and business results attribution, and Cision Audiences to not only improve performance of their much larger paid and owned budgets, but also to execute integrated campaigns across Paid, Owned, and Earned media with Cision ID as the backbone. Cision Impact is our offering that allows clients to show the validated reach, engagement, audience data, and actual sales conversion data from customers exposed to earned media. Cision Audiences is our offering that allows clients to match Cision ID-based data through identity resolution and integrate across their Paid, Owned and Earned media campaigns. Our account management and customer service representatives continuously communicate the needs of our customers to the product team, providing for continuous platform improvement.

Our new product innovation pipeline aims to introduce new products to market that improve the way PR and marketing professionals do business. We plan to leverage C3, which provides a fully integrated set of PR capabilities under one umbrella by adding data attribution capabilities. We believe that our measurement and attribution capabilities, which we added to our platform in the first quarter of 2018, will enable customers to track end-user reach, demographics, engagement and purchase conversion data from their earned media campaigns, allowing customers to measure return on investment. Subject to the strictest adherence to privacy concerns, we plan to sell the highly valuable and anonymized consumer and influencer data we compile to brands and media networks that may use the data to improve audience targeting and increase advertising effectiveness.

Increase Revenue from Existing Customers

We believe a significant opportunity exists to increase spending by our more than 75,000 existing customers by expanding C3 capabilities and our service offerings. Because we have grown through many acquisitions and because a comprehensive platform did not previously exist in the PR software market, many of our customers still use various PR point solutions, including solutions provided by competitors. For example, as of December 31, 2018, we had approximately 16,000 U.S. customers that we inherited with the acquisition of PR Newswire and had approximately 13,000 other U.S. customers. We estimate that approximately 3,700 of these customers overlap. By providing the first comprehensive platform for executing and analyzing earned media campaigns, we are well positioned to increase product penetration among existing customers by encouraging them to bundle various point solutions under one umbrella. In some markets, we have not yet introduced our full range of products, including C3, but we believe we have the capability to roll out our entire product suite in each of these markets. We believe this roll out will increase average customer spend through increased product penetration and attract new customers through a broader product set. Additionally, our sales team has historically been successful in selling higher tiered product or service offerings to existing clients and will have more opportunities to increase product penetration as our product team continues to add products and features to C3.

Expand into New Geographies and Market Segments

We have an expansive global reach, spanning many major international markets around the globe, including but not limited to North America, China, EMEA, India and Latin America. However, in many international markets, our presence is currently limited. We view these markets as opportunities for geographic expansion, especially Latin America, Asia and Continental Europe.

We aim to establish the earned media cloud as the third marketing software category, alongside paid and owned media, by providing valuable demographic, psychographic, sociographic and attribution end-user data to our customers and by selling the data to brands and media networks. We believe that our development of data attribution and data monetization products will enable us to enter the marketing software market. If we are able to establish ourselves in that market, we could then enter the broader digital marketing market through platform extensions into adjacent earned media categories. These categories include ratings and reviews, employee amplification, influencer performance and content marketing. We plan to opportunistically employ both organic initiatives and acquisitions to expand into the digital marketing market.

Selectively Pursue Strategic Acquisitions

We have successfully sourced and are completing the integration of several strategic acquisitions since our inception. These acquisitions have strengthened our market position and enabled us to provide a comprehensive PR communications product suite with a scaled, efficient cost-structure. Our management actively evaluates additional acquisition opportunities to enhance our position in the global PR software market by expanding its market reach, geographic presence and product capabilities. However, we do not currently have any undisclosed agreements or commitments for any material acquisitions at this time.

Corporate Information

Cision Ltd. was incorporated in the Cayman Islands on March 9, 2017 in order to become the parent company of Canyon Holdings S.à r.l. (“Cision Luxco”) following the consummation of our merger (the “Business Combination”) with Capitol Acquisition Holdings Corp. III (“Capitol”), a blank check company incorporated in the State of Delaware on July 13, 2015. On June 29, 2017, we consummated the Business Combination and, in connection therewith, became a successor issuer to Capitol by operation of Rule 12g-3(a) promulgated under the Exchange Act.

Our principal executive offices are located at 130 E. Randolph Street, 7th Floor, Chicago, Illinois 60601, and our telephone number is (312) 922-2400. Our website address is www.cision.com. We had approximately 4,500 employees as of December 31, 2018. Information contained on our website is not incorporated into or a part of this prospectus.

THE OFFERING

Issuer	Cision Ltd.

Ordinary shares offered by the selling shareholders	Up to 10,249,240 shares.

Ordinary shares outstanding as of April 3, 2019	148,328,727 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares contemplated by this prospectus by the selling shareholders.

Risk factors

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before investing in our ordinary shares.

NYSE symbol	“CISN.”

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully review and consider all of the information included and incorporated by reference in this prospectus and in any prospectus supplement, including the risk factors incorporated by reference from our most recent annual report on Form 10-K and other filings we make with the SEC. See the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation by Reference.” Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, financial condition, liquidity or results of operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in our ordinary shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares offered by any of the selling shareholders. We will be responsible for certain of the expenses incurred in connection with the offering of the selling shareholders’ securities pursuant to the registration rights agreement (the “Registration Right Agreement”) we have entered into with certain former stockholders of TrendKite in connection with our acquisition of TrendKite. The selling shareholders will pay any broker’s fees, discounts and commissions incurred in connection with the sale of the ordinary shares pursuant to this prospectus.

DESCRIPTION OF ORDINARY SHARES

The following is a summary of the ordinary shares of Cision and certain specified provisions of the charter documents of Cision as currently in effect. This description is qualified in its entirety by reference to Cision’s charter documents, copies of which are available on our website at www.cision.com.

General

Cision is a Cayman Islands exempted company with limited liability. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association (the “Articles”) and the Companies Law.

The authorized share capital of Cision is US$50,000 consisting of 480,000,000 ordinary shares, par value $0.0001 per share, and 20,000,000 preferred shares of par value US$0.0001 per share. As of April 3, 2019, there were 148,328,727 ordinary shares issued and outstanding and no preferred shares have been issued or are outstanding.

Ordinary Shares

General

Walkers, Cayman Islands counsel to Cision, has confirmed that all of the issued and outstanding ordinary shares of Cision are fully paid and non-assessable. Certificates representing the outstanding ordinary shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares have no pre-emptive, subscription, redemption or conversion rights.

Preferred Shares

The board of directors of Cision may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors, subject to the Companies Law and the Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of Cision lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of ordinary shares on a pro rata basis.

Voting rights

Each ordinary share entitles the holder to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present or voting by proxy.

A quorum required for a meeting of shareholders requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital of Cision in issue, provided that for so long as Cision is a “controlled company” within the meaning of the rules of the then Designated Stock Exchange (as defined in the Articles), general meetings shall not be quorate unless Cision Owner is in attendance (provided that Cision Owner holds shares in Cision).

A special resolution will be required for important matters such as a merger or consolidation of Cision, change of name or making changes to the Articles or the voluntary winding up of Cision.

An ordinary resolution of the shareholders of Cision requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting or, in each case, a unanimous resolution in writing.

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the Designated Stock Exchange or as otherwise approved by the board of directors.

In addition, the Articles prohibit the transfer of shares in breach of the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including the Exchange Act).

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

Appointment and removal

The management of Cision is vested in a board of directors. The Articles provide that there shall be a board of directors consisting of eight (8) directors, unless increased or decreased from time to time by the directors or by Cision in general meeting, provided that, for so long as Cision Owner has the right to nominate any director for election pursuant to the Articles, the size of the board of directors shall not be increased or decreased without the prior written consent of Cision Owner. So long as shares are listed on the Designated Stock Exchange, the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any shares on the Designated Stock Exchange require (subject to any applicable exceptions for Controlled Companies).

The directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2018 annual general meeting of shareholders, the term of office of the Class I directors expired and Class I directors were re-elected for a full term of three (3) years. At the 2019 annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting of shareholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of shareholders, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

The directors of Cision have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to the remaining provisions of the Articles, the terms of the Nominating Agreement, applicable law and the listing rules of the Designated Stock Exchange; provided that, subject to the terms of the Nominating Agreement, any vacancy not filled by the directors may be filled by the shareholders by ordinary resolution at the next annual general meeting or extraordinary general meeting called for that purpose; provided further, that, subject to the terms of the Nominating Agreement, whenever the holders of any class or classes of share or series thereof are entitled to elect one or more directors by the provisions of the Articles, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected or by the holders of such class or classes of shares or series thereof in accordance with the Articles. Any director so appointed shall hold office until the expiration of the term of such class of directors or until his earlier death, resignation or removal.

A director may be removed from office by the shareholders by special resolution only for “cause” (as defined in the Articles); provided that, subject to certain limitations set forth in the Articles, (x) until the date of the 2020 annual general meeting of the shareholders (and not thereafter), any director may be removed with or without cause upon the affirmative vote of the Cision Owner if the Cision Owner and its affiliates beneficially own at least 50% of the issued ordinary shares and (y) any director who was nominated for election by the Cision Owner may be removed with or without cause upon the affirmative vote of the Cision Owner for so long as the Cision Owner has the right to nominate such director for election pursuant to the Articles.

A vacancy on the board of directors created by the removal of a director under the provisions of the Articles may be filled by the election or appointment by ordinary resolution at the general meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors.

The appointment and removal of directors is subject to the applicable rules of the Designated Stock Exchange and to the provisions of the Nominating Agreement.

The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Cision are set out in the Articles.

Indemnity of directors and officers

The Articles provide that the board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Our Transfer Agent

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned our restricted ordinary shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our ordinary shares for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of ordinary shares then outstanding; or

•	the average weekly reported trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (which, in our case, occurred on July 6, 2018 (one year following the filing of the Form 10 type information in a current report on Form 8-K filed on July 6, 2017)).

As of April 3, 2019, we had 148,328,727 ordinary shares outstanding. Of these shares, 77,366,312 ordinary shares are freely tradable without restriction or further registration under the Securities Act, except for any shares that may be purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.

SELLING SHAREHOLDERS

The selling shareholders identified below may resell from time to time up to 10,249,240 of our ordinary shares (plus an indeterminate number of our ordinary shares that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act).

The following table sets forth, as of April 3, 2019: (i) the number of our ordinary shares held of record or beneficially by the selling shareholders as of such date and (ii) the number of our ordinary shares saleable by the selling shareholders pursuant to this prospectus. The beneficial ownership of the securities set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Percentage of beneficial ownership is based on 148,328,727 of our ordinary shares issued and outstanding as of April 3, 2019.

Except as indicated in footnotes to this table, we believe that the selling shareholders named in this table have sole voting and investment power with respect to all ordinary shares shown to be beneficially owned by them, based on information provided to us by such selling shareholder.

Name of Selling Shareholder	Beneficial Ownership of Ordinary Share Prior to the Offering(1)(2)	Ordinary Shares Saleable Pursuant to this Prospectus(3)	Beneficial Ownership of Ordinary Shares after the Offering
Adams Street 2012 Direct Fund LP	216,553	216,553	—
Adams Street 2013 Direct Fund LP	163,810	163,810	—
Adams Street 2014 Direct Fund LP	222,811	222,811	—
Adams Street 2015 Direct Venture/Growth Fund LP	171,033	171,033	—
Adams Street 2016 Direct Venture/Growth Fund LP	168,875	168,875	—
Adams Street Venture/Growth Fund VI LP	496,696	496,696	—
Fred Alias	10,563	10,563	—
Matthew Allison	230,045	230,045	—
Richard Alterman	1,933	1,933	—
Aubrey Armento Minor’s Trust	906	906	—
Daniel Armento Minor’s Trust	906	906	—
Don Armento Minor’s Trust	906	906	—
Joshua Baer	7,373	7,373	—
Bruce N. Bagni Revocable Trust	11,611	11,611	—
Patricia A. Bagni Revocable Trust	8,690	8,690	—
Vincent Bagni	3,347	3,347	—
Battery Investment Partners X, LLC	7,134	7,134	—
Battery Ventures X, L.P.	706,322	706,322	—
Justin F. Berman	4,031	4,031	—
Bill Spruill	17,351	17,351	—
Adam Blaschke	36,018	36,018	—
Blue Vista Ventures, LLC	2,025	2,025	—
Patrick Brannen	84,604	84,604	—
Anthony Bruno	171,979	171,979	—
Capital Factory Management, LLC	34,455	34,455	—
CBA Investments, Inc.	8,973	8,973	—
Scott Chamberlain	89,005	89,005	—

Name of Selling Shareholder	Beneficial Ownership of Ordinary Share Prior to the Offering(1)(2)	Ordinary Shares Saleable Pursuant to this Prospectus(3)	Beneficial Ownership of Ordinary Shares after the Offering
Steve Chamberlain	34,516	34,516	—
Jean-Luc Chatelain	618	618	—
Adam Chibib	6,945	6,945	—
Circadian Group, LLC	1,407	1,407	—
Cloud A LLC	9,859	9,859	—
Michael V. Conrad	1,085	1,085	—
Christopher Copeland	14,607	14,607	—
Priya E. Crumpton	6,101	6,101	—
Phillip Hayes Davis	115,065	115,065	—
Jennifer Deering Davis	53,875	53,875	—
Steven Donnelly	5,453	5,453	—
DreamIt Fund II, L.P.	345,491	345,491	—
George A. Dunn	4,344	4,344	—
Mike Eckert	618	618	—
Karl G. Estes Foundation Trust	35,646	35,646	—
Karl G. Estes Marital Trust	2,941	2,941	—
Sean Feeney	48,180	48,180	—
Morgan Flager	32,625	32,625	—
John C. Funk	1,085	1,085	—
Gateway Capital Holdings, LLC	32,065	32,065	—
Prabhakar Gopalan	15,514	15,514	—
Mel Gottleib	8,302	8,302	—
Raghav Gulali	2,590	2,590	—
Christopher Hackney	14,078	14,078	—
Harmony Partners III, L.P.	594,140	594,140	—
Laurette S. Hartigan	580	580	—
Macdonald T. Haskell	5,952	5,952	—
W. Michael and Jeanne S. Heekin	804	804	—
Erik Huddleston	287,608	287,608	—
Wyatt Thomas Johnson	6,517	6,517	—
Kadro Ventures, LLC	164,851	164,851	—
KGE Residuary Trust	72,045	72,045	—
Peter J. Kight	208,282	208,282	—
KMO Holdings, LLC	28,516	28,516	—
Steve Koonin	2,908	2,908	—
Garrett Lepak	1,930	1,930	—
Adam Lewites	889	889	—
Daniel S. Lipson	5,599	5,599	—
Steven Mail	29,793	29,793	—
Jerry Mallot	3,318	3,318	—
Ricardo Martinez	1,631	1,631	—

Name of Selling Shareholder	Beneficial Ownership of Ordinary Share Prior to the Offering(1)(2)	Ordinary Shares Saleable Pursuant to this Prospectus(3)	Beneficial Ownership of Ordinary Shares after the Offering
Kip McClanahan	96,613	96,613	—
Kevin McKeown	22,063	22,063	—
Gerard McNamara	12,505	12,505	—
Mercury Camelback Fund, LLC	148,534	148,534	—
Mercury Fund III Affiliates, L.P.	71,802	71,802	—
Mercury Fund Ventures III, L.P.	1,523,861	1,523,861	—
Noro-Moseley Partners SBIC, L.P.	758,544	758,544	—
Noro-Moseley Partners VII, L.P.	505,694	505,694	—
Anthony Pell	4,943	4,943	—
David Perdue	35,722	35,722	—
PFD Investments Limited	5,840	5,840	—
Property Finance and Development Ltd.	4,454	4,454	—
David Quastel	11,899	11,899	—
R.G. Capital, LLC	1,451	1,451	—
Silicon Valley Bank	24,064	24,064	—
Silverton Partners III, L.P.	1,728,079	1,728,079	—
Matthew Smith	7,640	7,640	—
Stuart Snyder	5,178	5,178	—
Sean Spector	3,865	3,865	—
Andrew J. Stull	8,192	8,192	—
Susquehannock Fund I, LP	119,540	119,540	—
The Larry A. Thompson Trust dated March 17, 1992 as amended	3,539	3,539	—
Adam Wexler	3,659	3,659	—
Devon Wijesinghe	51,857	51,857	—
Ravindra Wijesinghe	3,374	3,374	—

—————

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power.

(2)	All selling shareholders named in the prospectus hold less than 1% of the outstanding shares of Cision.

(3)	Assumes that the selling shareholders dispose of all of the ordinary shares covered by this prospectus and do not acquire beneficial ownership of any additional ordinary shares. The registration of these shares does not necessarily mean that the selling shareholders will sell all or any portion of the shares covered by this prospectus.

Material Relationships with Selling Shareholders

The Acquisition of TrendKite

On January 23, 2019, certain subsidiaries of Cision consummated the acquisition of TrendKite. As partial consideration for all of their equity interest in TrendKite, the selling shareholders received at closing an aggregate of 10,249,240 ordinary shares of Cision. The selling shareholders were granted certain limited resale registration rights pursuant to the Registration Rights Agreement, include the right to have Cision register such ordinary shares for resale by the selling shareholders on a Form S-3 registration statement, and to maintain the effectiveness of such registration statement for a period of six months. The selling shareholders also have “piggyback” registration rights with respect to certain registrations and offerings initiated by the company or certain other shareholders. The Selling Shareholders are not entitled to request underwritten offerings of their shares. Cision will pay expenses of the selling shareholders incurred in connection with the exercise of their rights under this agreement, other than certain fees and expenses including broker’s fees and commission.

PLAN OF DISTRIBUTION

The selling shareholders may sell or distribute the shares offered under this prospectus and any accompanying prospectus supplement, if required, in one or more of the following ways (or in any combination) from time to time:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers or broker-dealers may agree with the selling shareholders to sell a specified number of such ordinary shares at a stipulated price per share;

•	to or through underwriters in a public offering on a firm commitment or best efforts basis, including underwritten block trades;

•	through agents or through brokers or dealers, in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	sales through the NYSE or on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions; or

•	through a combination of such methods.

The selling shareholders and any agents, brokers or dealers that are involved in selling our ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such agents, underwriters or dealers and any profit on the resale of our ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than pursuant to the registration statement of which this prospectus forms a part. If sold under the registration statement of which this prospectus forms a part, the securities will be freely tradable in the hands of persons other than our affiliates. We cannot give any assurance as to the liquidity of the trading market for our ordinary shares, which is listed on the New York Stock Exchange under the symbol “CISN”.

LEGAL MATTERS

Selected legal matters as to U.S. law in connection with any offering hereby will be passed upon by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The validity of the ordinary shares offered through this prospectus has been passed upon by Walkers, Cayman Islands.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of PRN Group as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 and the combined financial statements of PRN Group as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in the Registration Statement on Form S-4 as initially filed with the SEC on April 17, 2018, which are incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at www.sec.gov.  Copies of certain information filed by us with the SEC are also available on our website at www.cision.com. Our website is not a part of this prospectus and information on, or accessible through, our website is not part of this prospectus.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those filings, documents or the portions of those documents not deemed to be filed, including any information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date we file the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement and (ii) after the effectiveness of the registration statement of which this prospectus forms a part until the offering of the securities under such registration statement is terminated or completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the SEC on March 1, 2019, as amended by Amendment No. 1 to Form 10-K, as filed with the SEC on April 5, 2019;

•	Current Reports on Form 8-K as filed with the SEC on January 3, 2019, January 15, 2019, January 23, 2019 (only with respect to Item 3.02 thereof) and January 25, 2019;

•	the registration statement on Form S-4, as initially filed with the SEC on April 17, 2018 only with respect to the audited combined financial statements of PRN Group as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015, the combined financial statements of PRN Group as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014, and the unaudited condensed combined financial statements of PRN Group as of March 31, 2016 and December 31, 2015 and for the periods ended March 31, 2016 and March 31, 2015; and

•	The description of our capital stock incorporated by reference in our registration statement on Form 8-A, as filed with the SEC on June 29, 2017, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Cision Ltd.
130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

Those copies will not include exhibits unless the exhibits have specifically been incorporated by reference in this document or you specifically request them.

10,249,240 Shares

CISION LTD.

Ordinary Shares